Filed by FairPoint Communications, Inc.
pursuant to Rule 425 under the Securities Act of 1933,as amended

Subject Company: FairPoint Communications, Inc.
File No. of Related Registration Statement: 333-215758

The following press release was distributed on March 6, 2017:

FOR IMMEDIATE RELEASE
Investor Relations Contact:
Paul Taaffe
(704) 227-3623
ptaaffe@fairpoint.com

Media Contact:
Angelynne Beaudry
(207) 535-4129
aamores@fairpoint.com

FAIRPOINT COMMUNICATIONS REPORTS
2016 FOURTH QUARTER AND FULL YEAR RESULTS

•	Ethernet revenue was 12.1% of total revenue in the quarter as circuits increased 8.2% year-over-year

•	Revenue of $203.9 million for the quarter and $824.4 million for the year

•	Net income of $16.0 million for the quarter and $104.1 million for the year

•	Adjusted EBITDA[1] of $64.9 million for the quarter and $253.8 million for the year

•	Net cash provided by operating activities of $37.8 million for the quarter and $134.3 million for the year

•	Unlevered Free Cash Flow[1] of $25.0 million for the quarter and $115.6 million for the year

•	State and federal regulatory applications related to the proposed merger with Consolidated have been filed; regulatory approval processes are underway

Charlotte, N.C. (March 6, 2017) - FairPoint Communications, Inc. (Nasdaq: FRP) (“FairPoint” or the “Company”), a leading communications provider, today announced its financial results for the fourth quarter and full year ended December 31, 2016.

"Our continued focus on providing excellent customer service, investing strategically in the network and developing relevant new products and services resulted in a solid fourth quarter and fiscal 2016," said Paul H. Sunu, Chief Executive Officer. "We managed expenses well, improved performance and increased average revenue per user to deliver Adjusted EBITDA and Unlevered Free Cash Flow within our guidance ranges."

"I am proud of the accomplishments of the team as we enter 2017," Sunu continued. "Through the multi-year execution of our strategy, we have built an outstanding operational platform that has allowed the generation of consistent Unlevered Free Cash Flow. We are well positioned to continue our revenue transformation by leveraging our network and operational expertise to exceed our customers’ expectations."
"We are excited to take the next step in our evolution as we work with Consolidated to consummate the recently announced merger. We are confident in the benefits this combination brings to our customers and other stakeholders, and our commitment is to ensure the process is seamless as we remain focused on strengthening our local roots in the markets we serve."
Operating Highlights

The Company delivered continued improvement in key customer-facing operating metrics including repair intervals for all major product groups and effectively reduced operating expenses in the fourth quarter.

Strategic investments in the network continued during the quarter, which strengthened service reliability and helped solidify the Company’s competitive position.

The Company is focused on driving growth revenue2 as a critical component of its continued revenue transformation. In the fourth quarter of 2016, the Company generated growth revenue of $67.0 million or 32.9% of total revenue, which increased from 29.7% of total revenue in the fourth quarter of 2015.

Broadband revenue grew quarter-over-quarter driven by rate increases and existing customer speed upgrades despite seasonal disconnects and lower subscriber counts.

In the fourth quarter of 2016, Ethernet services revenue was $24.7 million, as Ethernet circuits grew 8.2% year-over-year. Growth in the Company's Ethernet products is expected to continue based on demand from customers such as regional banks, healthcare networks and wireless carriers, although the commoditization of Ethernet services will continue to pressure average revenue per unit over time.

As an indication of the Company's revenue transformation progress, the quarter-over-quarter increase in growth revenue exceeded the sequential decline in convertible revenue for the second consecutive quarter.

As of December 31, 2016, FairPoint had 2,492 employees, a decrease of 226 employees versus a year ago.

Proposed Merger with Consolidated Communications Holdings, Inc.

On December 3, 2016, Consolidated Communications Holdings, Inc. ("Consolidated") and FairPoint entered into an Agreement and Plan of Merger, pursuant to which Consolidated has agreed to acquire FairPoint (the "Merger"). Since the announcement of the Merger on December 5, 2016, both companies have engaged in work required to consummate the Merger. Applications with all necessary federal and state regulatory authorities have been filed and the Company has received early termination related to Hart-Scott-Rodino and clearance from two of 11 states where it has applied for approval. The Company and Consolidated have scheduled special meetings of their respective stockholders for March 28, 2017 to, among other things, approve the Merger.

Integration planning is underway with a target mid-2017 closing of the transaction. Additional details of the planned merger can be found at www.fairpoint.com/investors.

The Company incurred $4.5 million of transaction fees related to the Merger during the fourth quarter of 2016.

Financial Highlights

Fourth Quarter 2016 as compared to Third Quarter 2016

Revenue decreased $3.2 million during the fourth quarter of 2016 to $203.9 million.

The following strategic revenue categorization2 is presented to provide visibility into revenue trends for the Company as a result of product and service evolution within our industry as well as the Company's efforts to continue to transform revenue to more sustainable growth products.

•
Growth revenue increased $1.4 million, or 2.1%, primarily due to growth in broadband revenue driven by rate increases and customer speed upgrades which more than fully offset a decline in broadband subscribers and the impact of seasonal disconnects as well as the timing of the renewal of certain expiring long-term Ethernet contracts. Hosted and advanced services revenue also increased in the quarter.

•	Convertible revenue[2] decreased $0.6 million as customers continued to migrate from non-Ethernet circuits and businesses shifted from traditional voice products to VoIP and hosted products.

•
Legacy revenue[2] was down $2.2 million resulting from the decline in residential voice revenue partially offset by higher legacy switched access revenue. Residential voice revenue decreased primarily due to fewer lines in service and, in part, seasonal disconnects.

•	Regulatory funding revenue[2] decreased $0.2 million due to the full quarter impact of the scheduled step-down in CAF Phase II transitional revenue.

•
Miscellaneous revenue[2] decreased $1.6 million primarily due to revenue assurance activities that did not recur at the same level in the fourth quarter and lower revenue from special purpose construction projects compared to the third quarter.

The following traditional categorization of revenue is presented to provide reporting continuity.

•	Voice services revenue decreased $3.4 million primarily due to fewer lines in service and, in part, seasonal disconnects.

•
Access revenue decreased $0.8 million due to the continued loss and conversion of legacy transport circuits to fiber-based Ethernet services partially offset by the annual NECA cost study true-up which reduced revenue in the third quarter of 2016. Wholesale Ethernet revenue decreased due to the timing of the renewal of certain expiring long-term Ethernet contracts.

•
Data and Internet services revenue increased $1.6 million driven by higher broadband revenue due to rate increases and speed upgrades partially offset by broadband subscriber declines and seasonal subscriber disconnects.

•	Regulatory funding revenue decreased $0.2 million due to the full quarter impact of the scheduled step-down in CAF Phase II transitional revenue.

•	Other services revenue decreased $0.4 million primarily due to the lower revenue from special purpose construction projects compared to the third quarter.

Operating expenses, excluding depreciation and amortization, increased $32.9 million to $107.2 million in the fourth quarter of 2016 compared to $74.2 million in the third quarter of 2016 primarily resulting from lower amortization of other post-employment benefits ("OPEB") benefits, Merger related expenses and higher severance costs related to the December 2016 workforce reduction. These expenses were partially offset by lower salary, access and network expenses. Access expenses were $1.3 million lower in the fourth quarter of 2016 primarily due to USAC expenses related to lower affiliate circuit revenues.

Adjusted Operating Expenses1 were $139.0 million in the fourth quarter of 2016 compared to $143.3 million in the third quarter of 2016. The decrease was primarily due to lower employee expenses from decreased salaries due to lower headcount and decreased overtime, partially offset by a higher bonus accrual, as well as lower access and network expenses in the quarter.

Net income was $16.0 million in the fourth quarter of 2016 compared to $40.2 million in the third quarter of 2016. The change was primarily due to lower amortization of OPEB benefits, Merger related expenses, higher severance costs and lower revenue partially offset by lower income tax expense.

Adjusted EBITDA increased $1.0 million to $64.9 million in the fourth quarter of 2016 compared to $63.9 million in the third quarter of 2016. The increase was driven by favorable Adjusted Operating Expenses partially offset by lower revenue.

Capital expenditures were $34.1 million in the fourth quarter of 2016 compared to $30.2 million in the third quarter of 2016. The increase was primarily due to the timing of planned capital projects.

Cash was $34.9 million as of December 31, 2016 compared to $33.1 million as of September 30, 2016. Total gross debt outstanding was $916.0 million as of December 31, 2016, after the regularly scheduled principal payment of $1.6 million on the term loan made during the fourth quarter of 2016, as compared to $917.6 million as of September 30, 2016. The Company's $75.0 million revolving credit facility was undrawn, with $61.1 million available for borrowing after applying $13.9 million of outstanding letters of credit.

Net cash provided by operating activities was $37.8 million in the fourth quarter of 2016 compared to $26.1 million in the third quarter of 2016. The increase was primarily due to the semi-annual interest payment on the Company's senior notes made during the third quarter as well as lower pension contributions in the fourth quarter, partially offset by the payment of Merger related expenses and lower revenue.

Unlevered Free Cash Flow was $25.0 million in the fourth quarter of 2016 compared to $24.4 million in the third quarter of 2016. Unlevered Free Cash Flow was higher in the fourth quarter of 2016 primarily due to lower pension contributions and higher Adjusted EBITDA partially offset by higher capital expenditures.

Fourth Quarter 2016 as compared to Fourth Quarter 2015

Revenue was $203.9 million in the fourth quarter of 2016 compared to $209.8 million a year earlier.

Strategic revenue categorization:

•
Growth revenue increased by $4.6 million as we experienced growth in broadband revenue from speed upgrades and rate increases, as well as hosted and advanced services revenue due to the inclusion of revenue from CTI[3] and customer growth, compared to the prior year.

•	Convertible revenue decreased by $4.5 million as customers continued to migrate from non-Ethernet circuits and businesses shifted from traditional voice products to VoIP and hosted products.

•	Legacy revenue decreased by $4.9 million resulting from a decline in voice access lines and legacy switched access revenue versus a year ago.

•	Regulatory funding revenue decreased $0.7 million primarily due to the timing of CAF Phase II transitional revenue.

•	Miscellaneous revenue decreased $0.4 million due to the timing of revenue assurance activities.

The following traditional categorization of revenue is presented to provide reporting continuity.

•	Voice services revenue declined $5.9 million resulting from the loss of voice access lines versus a year ago combined with lower long distance usage.

•	Access revenue declined $3.8 million due to the continued loss and conversion of legacy transport circuits to Ethernet services.

•	Data and Internet services revenue increased $4.2 million as speed upgrades and price increases on broadband products more than fully offset subscriber declines.

•	Regulatory funding revenue decreased $0.7 million primarily due to the timing of CAF Phase II transitional revenue.

•	Other services revenue increased $0.3 million primarily due to lower late payment fees.

Operating expenses, excluding depreciation and amortization, increased $16.3 million to $107.2 million in the fourth quarter of 2016 compared to $90.9 million in the fourth quarter of 2015 primarily due to lower amortization of OPEB benefits, Merger related expenses and higher severance costs related to the December 2016 workforce reduction, partially offset by lower salary, access and network expenses.

Adjusted Operating Expenses were $139.0 million in the fourth quarter of 2016 compared to $145.9 million in the fourth quarter of 2015. The decrease was primarily the result of lower employee costs due to lower headcount, lower access and network costs and lower operating taxes partially offset by higher bad debt expense. Operating taxes were $1.2 million lower in the fourth quarter of 2016 primarily due to the settlement of certain property tax disputes.

Net income was $16.0 million in the fourth quarter of 2016 compared to $42.3 million in the fourth quarter of 2015. The change was primarily due to lower amortization of OPEB benefits, lower revenue, higher income tax expense, Merger related expenses and higher severance costs. Net income was positive in the fourth quarters of 2016 and 2015 largely due to the non-cash GAAP treatment for the change in the liability of the OPEB plan due to the elimination of post-employment health benefits for active represented employees. The fourth quarter of 2016 was the final quarter of this treatment, and thus no further impact to net income is expected in future periods. We do not expect it will impact our cash income taxes or change our accumulated federal net operating loss carryforwards.

Adjusted EBITDA was $64.9 million in the fourth quarter of 2016 compared to $63.9 million a year earlier. The increase is due to operating expense savings partially offset by lower revenue.

Capital expenditures were $34.1 million in the fourth quarter of 2016 compared to $33.2 million a year earlier.

Net cash provided by operating activities was $37.8 million in the fourth quarter of 2016 compared to $44.5 million in the fourth quarter of 2015. The decrease was primarily due to the payment of Merger related expenses and lower revenue.

Unlevered Free Cash Flow of $25.0 million in the fourth quarter of 2016 increased $1.7 million compared to $23.3 million in the fourth quarter of 2015. The increase was due to lower pension contributions and higher Adjusted EBITDA partially offset by higher capital expenditures.
_________________
1 Unlevered Free Cash Flow, Adjusted EBITDA and Adjusted Operating Expenses are non-GAAP financial measures. Additional information regarding the calculation of these non-GAAP measures and a reconciliation to net income are contained under "Use of Non-GAAP Financial Measures" and in the attachments to this press release.
2 Additional information and definitions for regulatory funding revenue and strategic revenue categorization and its components are contained in the attachments to this press release.
3 The Company acquired Communication Technologies, Inc. ("CTI") in July 2016.

2017 Guidance on a Full Year, Standalone Basis

For full year 2017, the Company expects to generate $105 million to $115 million of Unlevered Free Cash Flow. In addition, Adjusted EBITDA is expected to be $245 million to $250 million, annual capital expenditures are expected to be $110 million to $115 million and aggregate annual cash pension contributions and cash OPEB payments are expected to be approximately $24 million for full year 2017.

On March 2, 2017, the Company announced it had received $36.7 million in Phase 2 awards from the New NY Broadband Program to support the extension and upgrading of high-speed broadband service in the Company’s New York service territory. These awards will be treated as a reimbursement of capital expected to be received on a quarterly basis. The Company’s 2017 capital expenditure guidance incorporates current assumptions regarding these projects.

The Company is not able to provide a reconciliation of its forward-looking non-GAAP financial measures to GAAP measures because the Company does not forecast certain items used to prepare net income in accordance with GAAP.

Annual Report

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 (the "Form 10-K), which will be filed with the Securities and Exchange Commission ("SEC") no later than March 16, 2017. The Company's results for the quarter and year ended December 31, 2016 are subject to the completion of the Form 10-K.

Conference Call Information

FairPoint will not host an investor call with respect to the financial results due to the pending Merger with Consolidated.

Use of Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures, including but not limited to Adjusted EBITDA, Adjusted EBITDA minus Estimated Avoided Costs, Unlevered Free Cash Flow and Unlevered Free Cash Flow minus Estimated Avoided Costs, Adjusted Operating Expenses, Adjusted Operating Expenses plus Estimated Avoided Costs and the adjustments to the most directly comparable GAAP measure used to determine the non-GAAP measures. Management believes Adjusted EBITDA provides a useful measure of covenant compliance, Unlevered Free Cash Flow may be useful to investors in assessing the Company's ability to generate cash and meet its debt service requirements and Adjusted Operating Expenses may be useful to investors in understanding period-to-period operating performance. The maintenance covenants contained in the Company's credit facility are based on Consolidated EBITDA, which is consistent with the calculation of Adjusted EBITDA included in the attachments to this press release.

For purposes of calculating Adjusted EBITDA (in accordance with the definition of Consolidated EBITDA in our credit agreement), costs, expenses and charges related to the renegotiation of labor contracts including, but not limited to, expenses for third-party vendors and losses related to disruption of operations (including any associated penalties under service level agreements and regulatory performance plans) are permitted to be excluded from the calculation. We believe this includes, among others, the costs paid to third-parties for the contingent workforce and service quality penalties due to the disruption of operations. On October 17, 2014, two of our labor unions in northern New England initiated a work stoppage and returned to work on February 25, 2015. As a result, significant union employee and vehicle and other related expenses related to northern New England were not incurred between October 17, 2014 and February 24, 2015 (the "work stoppage period"). Therefore, to assist in the evaluation of the Company's operating performance without the impact of the work stoppage, we estimated the union employee and vehicle and other related expenses using historical data for the work stoppage period by quarter that we believe would have been incurred absent the work stoppage ("Estimated Avoided Costs"). Estimated Avoided Costs is a pro forma estimate only. Actual costs absent the strike may have been different. In the first quarter of 2015, had our incumbent workforce been in place, actual labor costs during the work stoppage period may have been higher than the $27 million recorded as Estimated Avoided Costs due to significant winter storm activity that increased our service demands; however, those incremental storm-related costs would have been an allowed add back to Adjusted EBITDA under the credit agreement. Estimated employee expenses avoided during the work stoppage period include salaries and wages, bonus, overtime, capitalized labor, benefits, payroll taxes, travel expenses and other employee related costs based on a trailing 12-month average calculated per striking employee per day during the work stoppage period less any actual expense incurred. Estimated vehicle fuel and maintenance expense savings, which resulted from the contingent workforce utilizing their own vehicles, for the work stoppage period were estimated based on a trailing 12-month average of historical costs less actual expense incurred. "Adjusted EBITDA minus Estimated Avoided Costs", "Unlevered Free Cash Flow minus Estimated Avoided Costs" and "Adjusted Operating Expenses plus Estimated Avoided Costs" may be useful to investors in understanding our operating performance without the impact of the two unions' work stoppage.

The Company believes that the non-GAAP measures may be useful to investors in understanding period-to-period operating performance and in identifying historical and prospective trends that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, the non-GAAP measures are useful for investors because they enable them to view performance in a manner similar to the method used by the Company’s management.

However, the non-GAAP financial measures, as used herein, are not necessarily comparable to similarly titled measures of other companies. Furthermore, these non-GAAP measures have limitations as analytical tools and should not be considered in isolation from, or as an alternative to, net income or loss, operating income, cash flow or other combined income or cash flow data prepared in accordance with GAAP. Because of these limitations, Adjusted EBITDA, Adjusted EBITDA minus Estimated Avoided Costs, Unlevered Free Cash Flow, Unlevered Free Cash Flow minus Estimated Avoided Costs, Adjusted Operating Expenses, Adjusted Operating Expenses plus Estimated Avoided Costs and related ratios should not be considered as measures of discretionary cash available to invest in business growth or reduce indebtedness. The Company compensates for these limitations by relying primarily on its GAAP results and using the non-GAAP measures only supplementally. A reconciliation of Adjusted EBITDA, Adjusted EBITDA minus Estimated Avoided Costs, Unlevered Free Cash Flow and Unlevered Free Cash Flow minus Estimated Avoided Costs to net income is contained in the attachments to this press release.

About FairPoint Communications, Inc.

FairPoint Communications, Inc. (Nasdaq: FRP) provides advanced data, voice and video technologies to single and multi-site businesses, public and private institutions, consumers, wireless companies and wholesale re-sellers in 17 states. Leveraging an owned, fiber-based Ethernet network — with more than 22,000 route miles of fiber, including approximately 18,000 route miles of fiber in northern New England — FairPoint has the network coverage, scalable bandwidth and transport capacity to support enhanced applications, including the next generation of mobile and cloud-based communications, such as small cell wireless backhaul technology, voice over IP, data center colocation services, managed services and disaster recovery. For more information, visit www.FairPoint.com.

Cautionary Note Regarding Forward-looking Statements

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Certain statements in this communication are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect, among other things, current expectations, plans, strategies, and anticipated financial results of Consolidated and FairPoint, both separately and as a combined entity. There are a number of risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both separately and as a combined entity, to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include the timing and ability to complete the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the two companies and successful integration of FairPoint’s operations with those of Consolidated and realization of the synergies from the integration, as well as a number of factors related to the respective businesses of Consolidated and FairPoint, including economic and financial market conditions generally and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated continues to pay dividends according to the current dividend policy; various risks to the price and volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay dividends on its common stock; restrictions contained in Consolidated’s debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; liability and compliance costs regarding environmental regulations; the possibility of disruption from the integration of the two companies making it more difficult to maintain business and operational relationships; the possibility that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the closing conditions; the possibility that the merger or the acquisition may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and diversion of management’s attention from ongoing business operations and opportunities. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements are discussed in more detail in the joint proxy statement of Consolidated and FairPoint, which also constitutes a prospectus of Consolidated, filed by Consolidated with the SEC pursuant to Rule 424(b)(3) on February 24, 2017 (the "Joint Proxy Statement/Prospectus") and in Consolidated’s and FairPoint’s respective filings with the SEC, including the Annual Report on Form 10-K of Consolidated for the year ended December 31, 2016, which was filed with the SEC on March 1, 2017, under the heading “Item 1A-Risk Factors,” and the Annual Report on Form 10-K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on March 2, 2016, under the heading “Item 1A-Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these circumstances are beyond the ability of Consolidated and FairPoint to control or predict. Moreover, forward-looking statements necessarily involve assumptions on the part of Consolidated and FairPoint. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “intend,” “plan,” “should,” “may,” “will,” “would,” “will be,” “will continue” or similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity to be different from those expressed or implied in the forward-looking statements. All forward-looking statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are expressly qualified in their entirety by the cautionary statements that appear throughout this communication. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and FairPoint disclaim any intention or obligation to update or revise publicly any forward-looking statements. You should not place undue reliance on forward-looking statements.
Important Merger Information and Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Consolidated and FairPoint have and will file relevant materials with the SEC. Consolidated and FairPoint have mailed the Joint Proxy Statement/Prospectus to their respective stockholders. Investors are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction because it contains important information. The Joint Proxy Statement/Prospectus and other relevant documents that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte, North Carolina 28202, Attention: Secretary.

Consolidated, FairPoint and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28, 2016. Information about the directors and executive officers of FairPoint is set forth in its definitive proxy statement, which was filed with the SEC on March 25, 2016, and in the Joint Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources listed above. Investors may obtain additional information regarding the interests of such participants by reading the Joint Proxy Statement/Prospectus.

###

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2016 and 2015
(in thousands, except share data)

	December 31, 2016	December 31, 2015

Assets:
Cash	$34,924	$26,560
Accounts receivable, net	62,395	60,136
Prepaid expenses	24,498	24,410
Other current assets	4,898	5,030
Total current assets	126,715	116,136
Property, plant and equipment, net	1,024,352	1,118,781
Intangible assets, net	75,913	83,879
Restricted cash	653	651
Other assets	3,202	3,079
Total assets	$1,230,835	$1,322,526

Liabilities and Stockholders' Deficit:
Current portion of long-term debt	$6,400	$6,400
Current portion of capital lease obligations	1,227	918
Accounts payable	27,598	28,157
Accrued interest payable	10,120	9,983
Accrued payroll and related expenses	26,187	24,753
Other accrued liabilities	47,918	50,018
Total current liabilities	119,450	120,229
Capital lease obligations	1,311	1,223
Accrued pension obligations	133,917	150,562
Accrued post-employment benefit obligations	87,629	94,042
Deferred income taxes, net	28,016	35,075
Other long-term liabilities	16,219	22,739
Long-term debt, net of current portion	898,370	900,145
Total long-term liabilities	1,165,462	1,203,786
Total liabilities	1,284,912	1,324,015
Stockholders' deficit:
Common stock, $0.01 par value, 37,500,000 shares authorized, 27,074,398 and 26,921,066 shares issued and outstanding at December 31, 2016 and 2015, respectively	271	269
Additional paid-in capital	527,613	521,842
Accumulated deficit	(603,497)	(707,592)
Accumulated other comprehensive income	21,536	183,992
Total stockholders' deficit	(54,077)	(1,489)
Total liabilities and stockholders' deficit	$1,230,835	$1,322,526

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2016 and 2015
(in thousands, except per share data)

	Three Months Ended December 31,		Years Ended December 31,
	2016	2015	2016	2015
Revenues	$203,929	$209,824	$824,443	$859,465
Operating expenses:
Cost of services and sales, excluding depreciation and amortization	95,145	97,241	389,316	430,308
Other post-employment benefit and pension benefit	(39,618)	(53,412)	(213,760)	(170,338)
Selling, general and administrative expense	51,625	47,078	197,239	206,046
Depreciation and amortization	54,642	56,399	222,303	223,819
Reorganization related expense	—	5	—	38
Total operating expenses	161,794	147,311	595,098	689,873
Income from operations	42,135	62,513	229,345	169,592
Other income/(expense):
Interest expense	(20,806)	(20,739)	(82,697)	(80,718)
Other, net	(48)	60	296	485
Total other expense	(20,854)	(20,679)	(82,401)	(80,233)
Income before income taxes	21,281	41,834	146,944	89,359
Income tax (expense)/benefit	(5,276)	476	(42,849)	1,057
Net income	$16,005	$42,310	$104,095	$90,416

Weighted average shares outstanding:
Basic	26,878	26,688	26,854	26,652
Diluted	27,226	27,036	27,119	26,973

Income per share, basic	$0.60	$1.59	$3.88	$3.39

Income per share, diluted	$0.59	$1.56	$3.84	$3.35

FAIRPOINT COMMUNICATIONS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(in thousands)

	Years Ended December 31,
	2016	2015
Cash flows from operating activities:
Net income	$104,095	$90,416
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	42,609	(1,260)
Provision for uncollectible revenue	577	5,793
Depreciation and amortization	222,303	223,819
Other post-employment benefits	(228,442)	(184,569)
Qualified pension	(6,508)	(5,534)
Stock-based compensation	6,291	6,357
Other non-cash items	5,265	4,211
Changes in assets and liabilities arising from operations:
Accounts receivable	(2,478)	5,615
Prepaid and other assets	198	1,327
Accounts payable and accrued liabilities	(4,094)	(36,642)
Accrued interest payable	137	5
Other assets and liabilities, net	(5,701)	2,463
Total adjustments	30,157	21,585
Net cash provided by operating activities	134,252	112,001
Cash flows from investing activities:
Net capital additions	(117,050)	(116,159)
Acquisition of business, net of cash acquired	(2,729)	—
Distributions from investments and proceeds from the sale of property and equipment	1,319	288
Net cash used in investing activities	(118,460)	(115,871)
Cash flows from financing activities:
Repayments of long-term debt	(6,400)	(6,400)
Restricted cash	(2)	—
Proceeds from exercise of stock options	12	13
Repayment of capital lease obligations	(1,038)	(770)
Net cash used in financing activities	(7,428)	(7,157)
Net change	8,364	(11,027)
Cash, beginning of period	26,560	37,587
Cash, end of period	$34,924	$26,560

FAIRPOINT COMMUNICATIONS, INC.
Supplemental Financial Information
(Unaudited)

	4Q16	3Q16	2Q16	1Q16	4Q15	2016	2015
Summary Income Statement (in thousands):
Revenue:
Voice services	$71,523	$74,916	$75,099	$75,903	$77,401	$297,441	$323,412
Access	58,219	59,030	60,579	61,933	62,065	239,761	256,617
Data and Internet services	49,070	47,479	46,159	44,560	44,876	187,268	178,620
Regulatory funding (1)	12,486	12,691	13,117	13,117	13,143	51,411	53,818
Other services	12,631	13,025	11,603	11,303	12,339	48,562	46,998
Total revenue	203,929	207,141	206,557	206,816	209,824	824,443	859,465
Operating expenses:
Operating expenses, excluding depreciation and amortization (2)	107,152	74,240	89,256	102,147	90,907	372,795	466,016
Depreciation and amortization	54,642	54,918	55,105	57,638	56,399	222,303	223,819
Reorganization expense (post-emergence)	—	—	—	—	5	—	38
Total operating expenses	161,794	129,158	144,361	159,785	147,311	595,098	689,873
Income from operations	42,135	77,983	62,196	47,031	62,513	229,345	169,592
Other income/(expense):
Interest expense	(20,806)	(20,698)	(20,583)	(20,610)	(20,739)	(82,697)	(80,718)
Other income, net	(48)	91	95	158	60	296	485
Total other expense	(20,854)	(20,607)	(20,488)	(20,452)	(20,679)	(82,401)	(80,233)
Income before income taxes	21,281	57,376	41,708	26,579	41,834	146,944	89,359
Income tax benefit/(expense)	(5,276)	(17,169)	(12,393)	(8,011)	476	(42,849)	1,057
Net income	$16,005	$40,207	$29,315	$18,568	$42,310	$104,095	$90,416

Reconciliation of Adjusted EBITDA and Unlevered Free Cash Flow to Net Income (in thousands):
Net income	$16,005	$40,207	$29,315	$18,568	$42,310	$104,095	$90,416
Income tax (benefit)/expense	5,276	17,169	12,393	8,011	(476)	42,849	(1,057)
Interest expense	20,806	20,698	20,583	20,610	20,739	82,697	80,718
Depreciation and amortization	54,642	54,918	55,105	57,638	56,399	222,303	223,819
Pension expense (3a)	2,294	2,617	2,020	2,036	2,297	8,967	8,635
OPEB benefit (3a)	(41,912)	(70,045)	(55,506)	(55,264)	(55,710)	(222,727)	(178,973)
Compensated absences (3b)	(1,573)	(2,838)	(2,226)	6,287	(3,995)	(350)	(1,645)
Severance	3,293	73	38	1,459	2	4,863	4,014
Restructuring costs (3c)	—	—	—	—	6	—	38
Other non-cash items, net (3e)	1,652	1,083	1,401	2,694	2,243	6,830	8,197
Labor negotiation related expense (3f)	—	—	—	—	95	—	48,933
All other allowed adjustments, net (3f)	4,433	7	(40)	(88)	(20)	4,312	(170)
Adjusted EBITDA (3)	64,916	63,889	63,083	61,951	63,890	253,839	282,925
Estimated Avoided Costs (6)	—	—	—	—	—	—	(27,000)
Adjusted EBITDA minus Estimated Avoided Costs	$64,916	$63,889	$63,083	$61,951	$63,890	$253,839	$255,925
Adjusted EBITDA minus Estimated Avoided Costs Margin	31.8%	30.8%	30.5%	30.0%	30.4%	30.8%	29.8%

Adjusted EBITDA (3)	$64,916	$63,889	$63,083	$61,951	$63,890	$253,839	$282,925
Pension contributions	(4,285)	(7,632)	(3,558)	—	(5,828)	(15,475)	(14,168)
OPEB payments	(1,505)	(1,614)	(1,182)	(1,414)	(1,505)	(5,715)	(5,597)
Capital expenditures	(34,144)	(30,221)	(26,805)	(25,880)	(33,238)	(117,050)	(116,159)
Unlevered Free Cash Flow (4)	24,982	24,422	31,538	34,657	23,319	115,599	147,001
Estimated Avoided Costs (6)	—	—	—	—	—	—	(27,000)
Unlevered Free Cash Flow minus Estimated Avoided Costs	$24,982	$24,422	$31,538	$34,657	$23,319	$115,599	$120,001

	4Q16	3Q16	2Q16	1Q16	4Q15	2016	2015
Reconciliation of Adjusted Operating Expenses to Operating Expenses, excluding depreciation and amortization (in thousands):
Operating expenses, excluding depreciation and amortization	$107,152	$74,240	$89,256	$102,147	$90,907	$372,795	$466,016
Pension expense	(2,294)	(2,617)	(2,020)	(2,036)	(2,297)	(8,967)	(8,635)
OPEB benefit	41,912	70,045	55,506	55,264	55,710	222,727	178,973
Compensated absences	1,573	2,838	2,226	(6,287)	3,995	350	1,645
Severance	(3,293)	(73)	(38)	(1,459)	(2)	(4,863)	(4,014)
Other non-cash items, net	(1,492)	(1,172)	(1,456)	(2,764)	(2,284)	(6,884)	(8,512)
Labor negotiation related expense	—	—	—	—	(95)	—	(48,933)
All other allowed adjustments, net (3f)	(4,545)	(9)	—	—	—	(4,554)	—
Adjusted Operating Expenses (5)	139,013	143,252	143,474	144,865	145,934	570,604	576,540
Estimated Avoided Costs (6)	—	—	—	—	—	—	27,000
Adjusted Operating Expenses plus Estimated Avoided Costs	$139,013	$143,252	$143,474	$144,865	$145,934	$570,604	$603,540

Strategic Revenue Categorization and Product Revenue Detail (in millions): (7)
Growth (8)
Broadband (8a)	$37.0	$36.0	$34.8	$34.0	$33.9	$141.8	$135.6
Ethernet (8b)	24.7	24.9	24.9	23.6	24.8	98.1	95.9
Hosted and Advanced Services (8c)	5.3	4.7	4.1	3.8	3.7	17.9	13.4
Subtotal Growth	67.0	65.6	63.8	61.4	62.4	257.8	244.9
Growth as a % of Total Revenue	32.9%	31.7%	30.9%	29.7%	29.7%

Convertible (9)
Non-Ethernet Special Access (9a)	15.7	16.0	16.7	18.2	17.9	66.6	79.9
Business Voice (9b)	29.1	29.5	29.9	30.5	31.0	119.0	127.7
Other convertible (9c)	5.1	5.0	5.0	5.4	5.5	20.5	23.9
Subtotal Convertible	49.9	50.5	51.6	54.1	54.4	206.1	231.5
Convertible as a % of Total Revenue	24.5%	24.4%	25.0%	26.2%	25.9%

Legacy (10)
Residential Voice (10a)	50.9	53.9	53.4	53.9	53.8	212.1	226.0
Switched Access and Other (10b)	16.1	15.3	16.8	17.7	18.1	65.9	74.7
Subtotal Legacy	67.0	69.2	70.2	71.6	71.9	278.0	300.7
Legacy as a % of Total Revenue	32.9%	33.4%	34.0%	34.6%	34.3%

Regulatory funding (1)	12.5	12.7	13.1	13.1	13.2	51.4	53.8
Regulatory funding as a % of Total Revenue	6.1%	6.1%	6.3%	6.3%	6.3%

Miscellaneous (11)	7.5	9.1	7.9	6.6	7.9	31.1	28.6
Miscellaneous as a % of Total Revenue	3.6%	4.4%	3.8%	3.2%	3.8%

Total Revenue	$203.9	$207.1	$206.6	$206.8	$209.8	$824.4	$859.5

Summary Cash Flows (in thousands):
Cash Flows from operating activities:
Net income	$16,005	$40,207	$29,315	$18,568	$42,310	$104,095	$90,416
Deferred income taxes	5,429	17,057	12,215	7,908	343	42,609	(1,260)
Provision for uncollectible revenue	1,281	391	311	(1,406)	187	577	5,793
Depreciation and amortization	54,642	54,918	55,105	57,638	56,399	222,303	223,819
OPEB	(43,418)	(71,659)	(56,687)	(56,678)	(57,213)	(228,442)	(184,569)
Pension	(1,991)	(5,015)	(1,538)	2,036	(3,533)	(6,508)	(5,534)
Other non-cash items	2,781	2,349	2,658	3,768	2,148	11,556	10,568
Changes in assets and liabilities arising from operations	3,050	(12,183)	4,998	(7,803)	3,868	(11,938)	(27,232)
Net cash provided by operating activities	37,779	26,065	46,377	24,031	44,509	134,252	112,001
Net cash used in investing activities	(34,031)	(32,242)	(26,482)	(25,705)	(33,180)	(118,460)	(115,871)
Net cash used in financing activities	(1,895)	(1,868)	(1,843)	(1,822)	(1,802)	(7,428)	(7,157)
Net change	1,853	(8,045)	18,052	(3,496)	9,527	8,364	(11,027)
Cash, beginning of period	33,071	41,116	23,064	26,560	17,033	26,560	37,587
Cash, end of period	$34,924	$33,071	$41,116	$23,064	$26,560	$34,924	$26,560

	4Q16	3Q16	2Q16	1Q16	4Q15	2016	2015
Select Operating Metrics:
Broadband subscribers (12)	306,624	309,547	311,440	311,323	311,130
% change y-o-y	(1.4)%	(1.4)%	(1.2)%	(1.7)%	(2.7)%
% change q-o-q	(0.9)%	(0.6)%	—%	0.1%	(0.9)%

Ethernet Circuits	15,691	15,444	15,137	14,813	14,507
% change y-o-y	8.2%	9.5%	10.7%	13.2%	15.0%
% change q-o-q	1.6%	2.0%	2.2%	2.1%	2.9%

Residential voice lines	366,111	377,403	388,983	398,488	409,852
% change y-o-y	(10.7)%	(10.9)%	(11.0)%	(11.7)%	(12.2)%
% change q-o-q	(3.0)%	(3.0)%	(2.4)%	(2.8)%	(3.3)%

Employee Headcount	2,492	2,649	2,663	2,704	2,718
% change y-o-y	(8.3)%	(2.9)%	(9.1)%	(9.7)%	(10.9)%

(1) We receive certain federal and state government funding that we classify as regulatory funding including: CAF Phase II support effective January 1, 2015 to build and operate broadband services; CAF Phase II transition funding (scheduled to phase down over three-years); CAF Phase I frozen support (for Kansas and Colorado in 2015 and until a reverse auction is conducted); CAF funding under the CAF/ICC Order; and universal service fund support from certain states in which we operate.
(2) Excludes reorganization costs.
(3) For purposes of calculating Adjusted EBITDA (calculated in accordance with the definition of Consolidated EBITDA in the Company's credit agreement), the Company adjusts net income for interest, income taxes, depreciation and amortization, in addition to:
a) the add-back of aggregate pension and other post-employment benefits (OPEB) expense/(benefit),
b) the add-back (or subtraction) of the adjustment to the compensated absences accrual to eliminate the impact of changes in the accrual,
c) the add-back of costs related to the reorganization, including professional fees for advisors and consultants,
d) the add-back of costs and expenses, including those imposed by regulatory authorities, with respect to casualty events, acts of God or force majeure to the extent they are not reimbursed from proceeds of insurance,
e) the add-back of other non-cash items, including stock compensation expense, except to the extent they will require a cash payment in a future period, and
f) the add-back (or subtraction) of other items, including facility and office closures, expenses related to permitted transactions, labor negotiation expenses (including losses related to disruption of operations), non-cash gains/losses, non-operating dividend and interest income and other extraordinary gains/losses.
(4) Unlevered Free Cash Flow refers to Adjusted EBITDA (calculated in accordance with the definition of Consolidated EBITDA in the Company's credit agreement) minus capital expenditures, cash pension contributions and cash payments for OPEB.
(5) For purposes of calculating Adjusted Operating Expenses, the Company adjusts operating expenses, excluding depreciation and amortization, for pension and OPEB expense/(benefit) see (3a), compensated absences see (3b), severance, storm expenses see (3d), other non-cash items, net see (3e), labor negotiation related expense see (3f), all other allowed adjustments, net see (3f) and settlement proceeds see (7).
(6) See "Use of Non-GAAP Financial Measures" above for information regarding the calculation. The first quarter of 2015 represents 39 business days of estimated avoided costs.
(7) Management believes the Strategic Revenue Categorization provides key metrics that will enhance investors' ability to evaluate our business and assist investors in their understanding of the changing composition of our revenue as well as period-to-period revenue trends as a result of product and service evolution within our industry.
(8) Growth revenue is comprised of products and services that are generally viewed as in-demand by telecommunications consumers over the medium- to long-term and are expected to increase over time.
a) Broadband revenue is comprised of both residential and business customers delivered through DSL, ADSL, VDSL or other similar services.
b) Ethernet revenue includes Ethernet over copper ("EOC") or Ethernet over fiber ("EOF") services delivered to end-users or to wholesalers, who then sell to their end-users.
c) Hosted and Advanced Services includes VoIP and other digital voice services including unified messaging and other IP features as well as revenue generated from our various advanced services including our value added reseller of unified communications, data networking and cabling infrastructure solutions, the next-generation emergency 9-1-1 contracts in several of our service territories as well as data center and managed services.
(9) Convertible revenues are revenues that could move from TDM-based technologies to Ethernet or other advanced services.
a) Non-Ethernet Special Access includes high-capacity circuits. The revenues are primarily comprised of business revenue from T1's, DS3's and SONET products.
b) Business Voice is traditional voice, long distance, ISDN and Centrex services for a business customer.
c) Other convertible revenue primarily includes Unbundled Network Element ("UNE"), Asynchronous Transfer Mode ("ATM"), Frame Relay, ISDN, Analog Private Line and Internet services such as dial-up.
(10) Legacy revenues are TDM-based voice related consumer revenue largely related to residential customers.
a) Residential Voice is comprised of TDM voice services to residential customers.
b) Switched Access and Other primarily includes Switched Transport, Local Switching, NECA pooling elements and colocation of miscellaneous equipment.
(11) Miscellaneous is comprised of special purpose projects, late payment fees from our customers and pole rental revenues among other various service revenues.
(12) Broadband subscribers include DSL, fiber-to-the-premise, cable modem and fixed wireless broadband, but exclude Ethernet and other high-capacity circuits.